Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430
January 23, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Patrick Fullem
Re:      Smithfield Foods, Inc.
Registration Statement on Form S-1, as amended (File No. 333-284141)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Smithfield Foods, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-284141) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on January 6, 2025, as amended (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 3:00 p.m., Eastern Time, on January 27, 2025 or as soon as possible thereafter.
It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Colin J. Diamond of Paul Hastings LLP, by telephone at (212) 318-6007 or by email at colindiamond@paulhastings.com, Brandon J. Bortner of Paul Hastings LLP, by telephone at (202) 551-1840 or by email at brandonbortner@paulhastings.com and Alex M. Herman of Paul Hastings LLP, by telephone at (212) 318-6089 or by email at alexherman@paulhastings.com. The Company hereby authorizes Colin J. Diamond, Brandon J. Bortner or Alex M. Herman of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

SMITHFIELD FOODS, INC.

By:	/s/ C. Shane Smith
Name:	C. Shane Smith
Title:	Chief Executive Officer

cc:	Colin J. Diamond, Esq. (Paul Hastings LLP)
Brandon J. Bortner, Esq. (Paul Hastings LLP)
Alex M. Herman, Esq. (Paul Hastings LLP)